Exhibit 99.1

Date: 22/04/2010	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MINERA ANDES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	17/05/2010
Record Date for Voting (if applicable) :	17/05/2010
Beneficial Ownership Determination Date :	17/05/2010
Meeting Date :	21/06/2010
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	602910101	CA6029101012

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MINERA ANDES INC